UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

iClick Interactive Asia Group Limited

(Name of Issuer)

Class A Ordinary Shares, par value of $0.001 per share

(Title of Class of Securities)

G47048 106

(CUSIP Number)

Jian Tang 15/F, Prosperity Millennia Plaza 663 King’s Road, Quarry Bay, Hong Kong S.A.R. +86-10-8540-2700	Igomax Inc. 15/F, Prosperity Millennia Plaza 663 King’s Road, Quarry Bay, Hong Kong S.A.R. +86-10-8540-2700	Wing Hong Sammy Hsieh 15/F, Prosperity Millennia Plaza 663 King’s Road, Quarry Bay, Hong Kong S.A.R. +852-3700-9618	Bubinga Holdings Limited 15/F, Prosperity Millennia Plaza 663 King’s Road, Quarry Bay, Hong Kong S.A.R. +852-3700-9618

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G47048 106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jian Tang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 27,905(1)
	8.	SHARED VOTING POWER 2,498,553(2)
	9.	SOLE DISPOSITIVE POWER 27,905(1)
	10.	SHARED DISPOSITIVE POWER 2,498,553(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,526,458
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Comprises 27,905 Class A Ordinary Shares that are issuable upon exercise of options held in trust by Mr. Jian Tang.
(2)

Reflects (i) 396,290 Class A Ordinary Shares held by Igomax Inc. and (ii) 2,102,263 Class A Ordinary Shares issuable upon the conversion of 2,102,263 Class B Ordinary Shares held by Igomax Inc. Mr. Jian Tang is the sole director and shareholder of Igomax Inc.

(3)

The percent ownership calculation assumes that there is a total of 46,579,619 Class A Ordinary Shares outstanding, which includes (i) the 44,477,356 Class A Ordinary Shares outstanding as of November 24, 2023, as specified in the Merger Agreement (as defined herein) filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on November 24, 2023, and (ii) the 2,102,263 Class A Ordinary Shares issuable upon the conversion of 2,102,263 Class B Ordinary Shares held by Igomax Inc.

CUSIP No. G47048 106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Igomax Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,498,553(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,498,553(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,498,553(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%(2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Reflects (i) 396,290 Class A Ordinary Shares held by Igomax Inc. and (ii) 2,102,263 Class A Ordinary Shares issuable upon the conversion of 2,102,263 Class B Ordinary Shares held by Igomax Inc.
(2)

The percent ownership calculation assumes that there is a total of 46,579,619 Class A Ordinary Shares outstanding, which includes (i) the 44,477,356 Class A Ordinary Shares outstanding as of November 24, 2023, as specified in the Merger Agreement (as defined herein) filed by the Issuer with the SEC on November 24, 2023, and (ii) the 2,102,263 Class A Ordinary Shares issuable upon the conversion of 2,102,263 Class B Ordinary Shares held by Igomax Inc.

CUSIP No. G47048 106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wing Hong Sammy Hsieh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong S.A.R.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 241,290
	8.	SHARED VOTING POWER 2,282,815(1)
	9.	SOLE DISPOSITIVE POWER 241,290
	10.	SHARED DISPOSITIVE POWER 2,282,815(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,524,105(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Comprises 2,282,815 Class A Ordinary Shares issuable upon the conversion of 2,282,815 Class B Ordinary Shares held by Bubinga Holdings Limited. Mr. Wing Hong Sammy Hsieh is the sole director and shareholder of Bubinga Holdings Limited.

(2)

Reflects (i) 241,290 Class A Ordinary Shares held directly by Mr. Wing Hong Sammy Hsieh and (ii) 2,282,815 Class A Ordinary Shares issuable upon the conversion of 2,282,815 Class B Ordinary Shares held by Bubinga Holdings Limited.

(3)

The percent ownership calculation assumes that there is a total of 46,760,171 Class A Ordinary Shares outstanding, which includes (i) the 44,477,356 Class A Ordinary Shares outstanding as of November 24, 2023, as specified in the Merger Agreement (as defined herein) filed by the Issuer with the SEC on November 24, 2023, and (ii) the 2,282,815 Class A Ordinary Shares issuable upon the conversion of 2,282,815 Class B Ordinary Shares held by Bubinga Holdings Limited.

CUSIP No. G47048 106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bubinga Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,282,815(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,282,815(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,282,815(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Comprises 2,282,815 Class A Ordinary Shares issuable upon the conversion of 2,282,815 Class B Ordinary Shares held by Bubinga Holdings Limited.
(2)

The percent ownership calculation assumes that there is a total of 46,760,171 Class A Ordinary Shares outstanding, which includes (i) the 44,477,356 Class A Ordinary Shares outstanding as of November 24, 2023, as specified in the Merger Agreement (as defined herein) filed by the Issuer with the SEC on November 24, 2023, and (ii) the 2,282,815 Class A Ordinary Shares issuable upon the conversion of 2,282,815 Class B Ordinary Shares held by Bubinga Holdings Limited.

This Schedule 13D/A constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by Mr. Jian Tang, Igomax Inc., Mr. Wing Hong Sammy Hsieh and Bubinga Holdings Limited (collectively, the “Reporting Persons”) on December 22, 2022, as previously amended and supplemented by the amendment filed as of July 7, 2023 (as amended to date, the “Original Schedule 13D”), relating to Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares” and together with Class B ordinary shares, par value $0.001 per share, the “Ordinary Shares”), and American Depositary Shares, each representing five Class A Ordinary Shares (the “ADSs”) of iClick Interactive Asia Group Limited, a company incorporated in the Cayman Islands (the “Issuer”).

Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect as to the Reporting Persons. Capitalized terms used but not defined herein shall have the meaning set forth in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 in the Original Schedule 13D is amended and supplemented by inserting the following:

On November 24, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TSH Investment Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”) and TSH Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which, and subject to the terms and conditions thereof, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving company and becoming a wholly-owned subsidiary of Parent (the “Merger”). The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety in this Item 3. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 99.4 and is incorporated herein by reference in its entirety.

It is anticipated that the Buyer Group will fund the Merger through a combination of (i) equity financing provided by the Sponsor (as defined below) in an aggregate amount of up to US$8,000,000 in cash pursuant to the Equity Commitment Letter (as defined below), (ii) rollover financing comprised of the Rollover Shares (as defined below) pursuant to the Support Agreement (as defined below), and (iii) debt financing provided by New Age SP II (the “Lender”) pursuant to a facility agreement, dated as of November 24, 2023 (the “Facility Agreement”), by and between Merger Sub and Lender. A copy of the Facility Agreement is filed as Exhibit 99.8 and is incorporated herein by reference in its entirety.

The information set forth in Item 4 of this Amendment No. 2 is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

Item 4 in the Original Schedule 13D is amended and supplemented by inserting the following:

On November 24, 2023, the Issuer announced in a press release that it had entered into the Merger Agreement with Parent and Merger Sub, pursuant to which, and subject to the terms and conditions thereof, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving company and becoming a wholly-owned subsidiary of Parent.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Ordinary Share issued and outstanding immediately prior to the Effective Time, will be cancelled in exchange for the right to receive US$0.816 in cash per Ordinary Share without interest, except for (i) the Ordinary Shares held by Parent and Merger Sub, (ii) the Ordinary Shares held by the Issuer and any of its subsidiaries or in its treasury, (iii) the Ordinary Shares owned by Jianjun Huang, Marine Central Limited, Creative Big Limited, Cheer Lead Global Limited, Huge Superpower Limited, Capable Excel Limited, Infinity Global Fund SPC, Integrated Asset Management (Asia) Limited, Chan Nai Hang, Likeable Limited, Tsang Hing Sze, Lau Ying Wai, Chik Yu Chung Roni, Tse Kok Yu Ryan, Imen Pang, Zhao Yong, Yang Xin and the Reporting Persons (such shareholders collectively, the “Rollover Shareholders”, and such Ordinary Shares, the “Rollover Shares”), (iv) the Ordinary Shares held by the

Issuer and the depositary of the Issuer’s ADS program and reserved for issuance and allocation pursuant to the Issuer’s share incentive plan ((i) – (iv), collectively, the “Excluded Shares”), and (v) the Ordinary Shares that are held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of Companies Act (Revised) of the Cayman Islands (the “Dissenting Shares”). Immediately prior to the effective time of the Merger, the Rollover Shares will be cancelled for no cash consideration, and the Rollover Shareholders will subscribe for or otherwise receive newly issued shares of Parent. Each Dissenting Share issued and outstanding immediately prior to the Effective Time will be cancelled for the right to receive the fair value of such Shares determined in accordance with, the provisions of Section 238 of the Companies Act (Revised) of the Cayman Islands.

Each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), together with each Ordinary Share represented by such ADSs, will be cancelled in exchange for the right to receive US$4.08 in cash per ADS without interest.

The Merger, which is currently expected to close in the first quarter, 2024, is subject to customary closing conditions including an affirmative vote of shareholders representing at least two-thirds of the voting power of the outstanding Ordinary Shares present and voting in person or by proxy at a meeting of the Issuer’s shareholders. The purpose of Transactions (as defined below), including the Merger, is to acquire all of the shares of the Ordinary Shares held by shareholders of the Issuer other than the Rollover Shares.

Following consummation of the Merger, the Issuer will become a wholly-owned subsidiary of the Parent. In addition, if the Merger is consummated, the Issuer will be privately-held by the Reporting Persons and the other Rollover Shareholders and its ADSs will no longer be listed on the Nasdaq Global Market.

Concurrently with the execution of the Merger Agreement:

(1) Parent and the Rollover Shareholders executed a support agreement (the “Support Agreement”), pursuant to which, each of the Rollover Shareholders has agreed to, subject to the terms and conditions set forth therein and among other obligations, (i) the cancellation of the Rollover Shares held by such Rollover Shareholders for no cash consideration, (ii) subscribe for newly issued ordinary shares of Parent immediately prior to the closing of the Merger, (iii) vote in favor of authorization and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Transactions”), including the Merger; and (iv) against any proposals or actions inconsistent or interfering with the Transactions;

(2) Parent, Mr. Huang and Rise Chain Investment Limited, which is wholly owned by Mr. Huang (“Rise Chain,” and together with Mr. Huang, the “Sponsor”), entered into an equity commitment letter (the “Equity Commitment Letter”), pursuant to which the Sponsor committed to invest up to US$8,000,000 in aggregate in cash as equity financing in connection with the Merger;

(3) Rise Chain executed a limited guarantee in favor of the Issuer with respect to certain obligations of Parent under the Merger Agreement (the “Limited Guarantee”), guaranteeing certain of Parent’s and Merger Sub’s obligations under the Merger Agreement; and

(4) The Buyer Group, Parent and Merger Sub entered into an interim investors agreement (the “Interim Investors Agreement”) in order to establish terms and conditions that will govern, among other matters, the actions of Parent and Merger Sub and the relationship among the Buyer Group with respect to the Merger Agreement and the Transactions.

The information set forth in Item 3 is incorporated herein by reference in its entirety.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by references to the Merger Agreement, the Support Agreement, the Equity Commitment Letter, and the Interim Investors Agreement, a copy of each which is filed as Exhibits 99.4, 99.5, 99.6 and 99.7, respectively, and incorporated herein by reference in its entirety.

In connection with the Merger, the Reporting Persons may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, including the Merger. There can be no assurance, however, that any of the Transactions, including the Merger, will receive the requisite approvals or that any such Transactions would be successfully implemented.

Except as described above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer.

Item 5 (a)-(b) in the Original Schedule 13D is amended and supplemented by inserting the following:

Because of the arrangements described herein, the parties to such agreements may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Exchange Act. Except as otherwise stated herein, neither the filing of this Amendment No. 2 nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Ordinary Shares beneficially owned in the aggregate by the Sponsor or any other Rollover Shareholders for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended and supplemented by inserting the following:

The information set forth in Items 3, 4 and 5 of this Amendment No. 2 is incorporated herein by reference in its entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by the following:

Exhibit No.	Description

99.4	Agreement and Plan of Merger, dated as of November 24, 2023, by and between TSH Investment Holding Limited, TSH Merger Sub Limited and iClick Interactive Asia Group Limited, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Issuer to the SEC on November 24, 2023.

99.5	Support Agreement, dated November 24, 2023, by and among TSH Investment Holding Limited, Igomax Inc., Jian Tang, Bubinga Holdings Limited, Wing Hong Sammy Hsieh, Marine Central Limited, Jianjun Huang, Creative Big Limited, Cheer Lead Global Limited, Huge Superpower Limited, Capable Excel Limited, Infinity Global Fund SPC, Integrated Asset Management (Asia) Limited, Chang Nai Hang, Likeable Limited, Tsang Hing Sze, Lau Ying Wai, Chik Yu Chung Roni, Tse Kok Yu Ryan, Imen Pang, Zhao Yong and Yang Xin, incorporated herein by reference to Exhibit 99.5 of the Schedule 13D/A furnished by the Sponsor to the SEC on November 27, 2023.

99.6	Equity Commitment Letter, dated November 24, 2023, by among TSH Investment Holding Limited, Huang Jianjun and Rise Chain Investment Limited, incorporated herein by reference to Exhibit 99.6 of the Schedule 13D/A furnished by the Sponsor to the SEC on November 27, 2023.

99.7	Interim Investors Agreement, dated November 24, 2023, by and among TSH Investment Holding Limited, TSH Merger Sub Limited, Igomax Inc., Jian Tang, Bubinga Holdings Limited, Wing Hong Sammy Hsieh, by Rise Chain Investment Limited and Huang Jianjun, incorporated herein by reference to Exhibit 99.8 of the Schedule 13D/A furnished by the Sponsor to the SEC on November 27, 2023.

99.8	Facility Agreement, dated November 24, 2023, by and between New Age SP II and TSH Merger Sub Limited, incorporated herein by reference to Exhibit 99.9 of the Schedule 13D/A furnished by the Sponsor to the SEC on November 27, 2023.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2023

JIAN TANG

/s/ Jian Tang

IGOMAX INC.

/s/ Jian Tang
Name: Jian Tang
Title: Director

WING HONG SAMMY HSIEH

/s/ Wing Hong Sammy Hsieh

BUBINGA HOLDINGS LIMITED

/s/ Wing Hong Sammy Hsieh
Name: Wing Hong Sammy Hsieh
Title: Director